9 Raffles Place
#42-02 Republic Plaza
Singapore 048619
Tel: +65.6536.1161 Fax: +65.6536.1171
www.lw.com
UEN No. T09LL1649F
March 27, 2018 VIA EDGAR Securities and Exchange Commission Division of Corporation Finance 100 F Street, N. E. Washington, D. C. 20549	FIRM / AFFILIATE OFFICES
	Barcelona	Moscow
	Beijing	Munich
	Boston	New York
	Brussels	Orange County
	Century City	Paris
	Chicago	Riyadh
	Dubai	Rome
	Düsseldorf	San Diego
	Frankfurt	San Francisco
	Hamburg	Seoul
	Hong Kong	Shanghai
	Houston	Silicon Valley
	London	Singapore
	Los Angeles	Tokyo
	Madrid	Washington, D.C.
Milan

Attention:	Cecilia Blye, Chief

Anne Parker, Assistant Director

Daniel Leslie, Staff Attorney

Re:	MakeMyTrip Limited

Form 20-F for the Fiscal Year Ended March 31, 2017

Filed July 18, 2017

(File No. 001-34837) (“Form 20-F”)

Ladies and Gentlemen:

On behalf of MakeMyTrip Limited, a corporation incorporated under the laws of Mauritius (the “Company”), set forth below are the Company’s responses to the Staff’s comments contained in Ms. Cecilia Blye’s letter dated March 8, 2018, regarding the Staff’s review of the Company’s Form 20-F. For the Staff’s convenience, the Staff’s comments are set forth in italics below.

Comment

1.	You acknowledged in your letter to us dated December 9, 2014 that members of the public could book flights serving Sudan and Syria and hotels in Syria through your website. Your website currently allows the public to book flights serving Sudan. You state on page 45 of your 20-F that you operate websites serving Middle East countries.

As you know, Sudan and Syria are designated by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and/or export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Sudan and Syria since your 2014 letter, whether through subsidiaries, affiliates, partners or other direct or indirect arrangements. Please also discuss the materiality of those contacts, in quantitative terms and in terms of qualitative factors that a reasonable investor would deem important in making an investment decision. Tell us the approximate dollar amounts of revenues, assets and liabilities associated with Sudan for the last three fiscal years and the subsequent interim period. Address for us the potential impact of the investor sentiment evidenced by divestment and similar initiatives that have been directed toward companies that have operations associated with U.S.-designated state sponsors of terrorism.

March 27, 2018

Response

The Company respectfully submits that neither it nor any of its subsidiaries have any direct contacts, contracts, or arrangements with travel suppliers or other persons in Syria or Sudan. Neither the Company nor its subsidiaries have any registered sales offices in Sudan or Syria or any sales representatives in either of these countries.

The Company, through its subsidiaries, has agreements with certain global distribution systems, such as Amadeus IT Group, SA and EAN.com LP, and through these third parties, allows the public to book flights serving most countries globally, including Sudan and Syria, as well as hotels based in these countries. However, from December 14, 2014, to March 8, 2018 (the “Review Period”), the Company did not facilitate hotel bookings in Sudan or Syria, or flight bookings serving Syria. The Company did receive flight bookings serving Sudan, which generated the following revenues.

Fiscal Year 2014-2015		Fiscal Year 2015-2016		Fiscal Year 2016-2017		YTD Fiscal Year 2017-2018
Revenue (USD)	Percent of Total Revenue	Revenue (USD)	Percent of Total Revenue	Revenue (USD)	Percent of Total Revenue	Revenue (USD)	Percent of Total Revenue
1,242	0.000%	934	0.000%	2,761	0.001%	5,746	0.001%

The foregoing data shows the insignificance of these sales to the Company’s operations during the Review Period. Given the de minimis nature of the amounts involved, the Company does not believe that the sales of these bookings has constituted a material investment risk to the Company’s security holders.

Further, while the Company is not a United States person for purposes of sanctions administered by the United States against Sudan, we note that the United States suspended sanctions against Sudan on January 17, 2017, through the issuance of a general license by the U.S. Department of Treasury’s Office of Foreign Assets Control (“OFAC”). The United States officially lifted its sanctions against Sudan on October 12, 2017.

The Company is aware that various initiatives have been proposed or adopted by different bodies regarding investment in companies that do business with U.S. designated state sponsors of terrorism and confirms to the Staff that the Company has considered the relevance of such issues to its business activities, but due to the de minimis and indirect nature of its dealings with Sudan, the Company believes that this should not have any potential impact on investor sentiment.

March 27, 2018

Please contact the undersigned at +65.6437.5467 if you have any questions or require additional information concerning the foregoing.

Respectfully submitted,

/s/ Rajiv Gupta

Rajiv Gupta of LATHAM & WATKINS LLP

cc:	Mohit Kabra
Group Chief Financial Officer
MakeMyTrip Limited